EXHIBIT 99.1

 Immediate Release: NR 12-10

 EXTORRE APPOINTS MR. TREVOR MULRONEY TO
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Vancouver, B.C., April 16th, 2012 – Extorre Gold Mines Limited (AMEX:XG; TSX:XG; Frankfurt: E1R, “Extorre” or the “Company”) is very pleased to announce the promotion of Mr. Trevor Mulroney to the position of President and Chief Executive Officer of the Company. Mr. Mulroney had been the Chief Operating Officer of Extorre since October 2011.

Mr. Mulroney is a qualified Mining Engineer with over 25 years’ global experience in project management and mine development. In addition to his engineering degree, Trevor holds an MDP from the University of South Africa School of Business Leadership, a 1st Class Mine Managers Certificate (South Africa) and a Mine Overseers Certificate (South Africa). In recent years, Trevor has held the positions of Project Director for Kula Gold at the Woodlark Project in PNG, Project Manager for Santa Barbara Mines Ltd in Western Australia, and General Manager Development for Mirabella’s Santa Rita nickel mine in Brazil.

Former President and CEO, Dr. Eric Roth will remain as a director and consultant to the Company. Eric had been promoted from Exeter’s exploration and advanced project team to head up Extorre. He accomplished much to bring the new Company to its present status and the Company extends its best wishes in his future endeavors.

Extorre’s Co-Chairmen Yale Simpson and Bryce Roxburgh stated, “Trevor has shown tremendous capacity in leading the development team at Cerro Moro. His focus on identifying the optimum project development path and meeting the corporate milestones required of him gave the Board the necessary confidence to fully endorse his promotion.

“Trevor’s immediate priorities will be to advance the Cerro Moro project engineering studies beyond PEA-3 to a point where he has established a detailed mining schedule, the final milling parameters and the start-up date for of an exploration decline into the high grade Escondida deposit. Separately, we are particularly encouraged that he is motivated to build additional high grade resources through exploration drilling on our extensive landholdings."

“Mr. Mulroney stated, “My task in leading Extorre through mine development to production represents a unique opportunity to demonstrate the real value of the Cerro Moro project. The grade of the deposit is clearly spectacular by industry standards and I intend to show how those grades will translate into very substantial shareholder value.

“Although my operational expertise is primarily in mine development and production, I intend to maintain the exploration momentum developed by Matt Williams, our Exploration Manager and his exploration team. In other words, I intend to keep the drills turning to make another milestone discovery for the Company.”

Mr. Mulroney has been awarded 400,000 incentive stock options, exercisable at a price of $7.10 for a period of 5 years. The incentive stock options are subject to vesting.

About Extorre
Extorre is a Canadian public company listed on the Toronto and NYSE Amex Exchanges (symbol XG). The principal assets of the Company are comprised of CDN $35 million in cash and the Cerro Moro, Puntudo and Don Sixto projects in Argentina.

On April 2, 2012 Extorre announced the results of a Preliminary Economic Assessment (“PEA-3”) for a potential mine development at Cerro Moro. The study was based on the November 2011, NI 43-101 mineral resource estimate. That study modelled a nine year mine to produce 850,000 ounces gold and 47 million ounces silver. The proposed mine would produce an average of 248,000 ounces gold equivalent* per year for the first 5 years at a cash cost of US $303/ounce gold equivalent*.

Exploration with four drills continues at Cerro Moro, a program designed to increase the total resources on the property and to in-fill drill certain areas for mine planning purposes. Results from current drilling will be released when available.

It should be noted that PEA-3 is preliminary in nature as it includes inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that PEA-3 will be realized.

*Gold equivalent ounces are calculated by dividing the silver ounces by 50 and adding it to the gold value.

You are invited to visit the Extorre web site at www.extorre.com.

EXTORRE GOLD MINES LIMITED Mr. Bryce Roxburgh and Mr. Yale Simpson Co-Chairmen extorre@extorre.com	For further information, please contact: Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512
Suite 1660, 999 West Hastings St.
Vancouver, BC
Canada  V6C 2W2

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of its drilling programs, various studies including the PEA, and the Environmental Impact Assessment, and exploration results, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential production from and viability of its properties, production costs and permitting submission and timing. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; foreign exchange restrictions; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those relating to the Cerro Moro project and general risks associated with the mineral exploration and development industry described in the Company’s Annual Information Form for the fiscal period ended December 31, 2011, dated March 30, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com . Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

NEITHER THE TSX NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX
EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE